December 15, 2008
Mr. Christian Windsor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3720

Re:	Banco Santander, S.A.
Form F-4
Filed November 17, 2008
File No. 333-155413
Dear Mr. Windsor:
     On behalf of Banco Santander, S.A. (“Santander”) we hereby submit Santander’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 11, 2008 in connection with the above referenced Registration Statement on Form F-4 (the “F-4”) of Santander.
     This letter and Santander’s Amendment No. 1 to the F-4 (the “Amendment”) are being filed with the Commission electronically today. In addition to the EDGAR filing, we are delivering by overnight mail a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on November 17, 2008.
     We set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander’s responses are to pages in the marked version of the Amendment.
****************************

Mr. Christian Windsor Securities and Exchange Commission	2	December 15, 2008
          Form F-4
          General
1.	Please advise the Staff regarding any projections, analyses or other material non-public information provided by Santander to Sovereign or its financial advisor or by Sovereign to Santander or its financial advisors. Please revise the prospectus to disclose any material non-public information provided. In addition, to the extent that such information has not been disclosed in the prospectus, provide us the basis for your conclusion that the non-public information is not material and therefore need not be disclosed.
     Santander provided to Sovereign a preliminary analysis of negative after tax adjustments to Sovereign’s tangible common equity based on due diligence performed by Santander and its view of appropriate “fair value” adjustments to Sovereign’s balance sheet. This analysis is referred to on page 54 of the F-4 under the heading “Sovereign Discounted Cash Flow Analyses (Santander’s Adjustments)” in the summary of Barclays’ financial analysis. In view of the fact that such information is already disclosed in the F-4, Santander does not believe that additional disclosure regarding this information is necessary. Santander also advises the Staff that it did not provide to Sovereign or its financial advisor any projections or other material non-public information regarding Santander.
     Additionally, Santander respectfully advises the Staff that, in the ordinary course, Santander affiliated directors on the Sovereign board of directors receive updates regarding Sovereign’s financial performance, including a comparison of Sovereign’s performance for a given period versus management’s plan for such period. Santander and Sovereign do not believe any such information is material.
     Further, Santander advises the Staff that it did not receive projections from Sovereign or its financial advisor specifically produced in connection with the Santander/Sovereign transaction.
2.	Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of Sovereign through personal interview, telephone, or telegram, and all other soliciting material to Sovereign shareholders. Refer to Exchange Act Rules 14a-6(b) and (c).
     Santander and Sovereign take note of the Staff’s comment and intend to comply with their respective obligations under Rules 14a-6(b) and (c).

Mr. Christian Windsor Securities and Exchange Commission	3	December 15, 2008
3.	Please file all remaining exhibits with your next amendment.
     In response to the Staff’s comment, Exhibit 99.3 has been filed with the Amendment. Santander respectfully advises the Staff that, in light of its recent acquisitions of Alliance and & Leicester plc and certain assets of Bradford & Bingley plc, Santander will file an updated list of its subsidiaries by subsequent amendment.
     Cover Page of Prospectus
4.	Please state the total amount of securities offered. Refer to Item 501(b)(2) of Regulation S-K.
     In response to the Staff’s comment, the total amount of securities that Santander and Sovereign estimate will be issued has been added to the cover page of the prospectus.
5.	Please revise the cover page, and throughout the prospectus as applicable, to clarify that the exchange ratio for those electing to receive Santander ordinary shares is the same as the exchange ratio for Santander ADSs.
     In response to the Staff’s comment, the F-4 has been revised to indicate that the exchange ratio for those electing to receive Santander ordinary shares is the same as the exchange ratio for Santander ADSs.
6.	We note the disclosure in the prospectus supplement filed by Santander on December 3, 2008 that the rights offering was fully subscribed. Please revise the cover page, and throughout the prospectus as applicable, to update the exchange ratio. Please also revise the disclosure in the “Santander Rights Offering” section on page 10 to explain how the adjustment to the exchange ratio was calculated.
     In response to the Staff’s comment, the F-4 has been revised to update the exchange ratio. The F-4 has also been revised to explain how the adjustment to the exchange ratio was calculated. See pages 10-11 of the Amendment.
     Summary
     Interests of Sovereign’s Executive Officers and Directors..., page 4
7.	Please disclose the approximate total dollar amount that will be paid to the directors and executive officers of Sovereign in connection with the transaction.

Mr. Christian Windsor Securities and Exchange Commission	4	December 15, 2008
     In response to the Staff’s comment, the F-4 has been revised to disclose the approximate total dollar amount that will be paid to the directors and executive officers of Sovereign in connection with the transaction. See page 5.
     Termination of the Transaction Agreement..., page 5
8.	Please define the term “adverse recommendation change” at its first use. We note the disclosure on page 71.
     In response to the Staff’s comment, the F-4 has been revised to define the term “adverse recommendation change” at its first use. See page 6.
     Recent Developments
     General
9.	Please revise this section to discuss the significant losses suffered by Sovereign during the first three quarters of 2008 as outlined in Footnote 1 on page 17.
     In response to the Staff’s comment, the F-4 has been revised as requested. See page 9.
     TARP Capital Purchase Program, page 10
10.	Please clarify why the “existing relationship with Santander” makes Sovereign ineligible to participate in the Capital Purchase Program.
     In view of the fact that the deadline for submitting an application to participate in the TARP Capital Purchase Program was November 14, 2008 and investors are fully aware that this deadline has passed, Santander and Sovereign believe the disclosure is no longer material. Therefore, Santander and Sovereign propose to delete the disclosure in the Amendment. Santander and Sovereign note that the section of the F-4 entitled “Sovereign’s Reasons for the Transaction; Recommendation of the Sovereign Board of Directors” discusses the availability of federal assistance to Sovereign at the time of the decision of the Sovereign board of directors to approve the transaction and its impact on this decision.
     Other Recent Developments, page 10
11.	Please revise to state, to the extent known, the material terms of the transaction proposed by the third party, including the type of transaction and consideration. Alternatively, revise to state that Sovereign’s board concluded that the offer, as outlined, was inferior to the offer made by Santander.

Mr. Christian Windsor Securities and Exchange Commission	5	December 15, 2008
     In response to the Staff’s comment, the F-4 has been revised as requested. See page 11.
     Selected Consolidated Historical Financial Data of Santander, page 11
12.	We note your disclosure on page 13 of the credit measure “Allowance for impaired assets (excluding country risk)”. The exclusion of country risk, a component of your recorded allowance for impaired assets, appears to be a non-GAAP item as defined by Item 10(e) of Regulation S-K. Please tell us how you considered the guidance of Release 33-8176 in determining such measure was not a non-GAAP measure. Also, refer to Question 28 of the Staff’s Frequently Asked Questions (FAQ) regarding the Use of Non-GAAP Financial Measures available at www.sec.gov. If you are able to support that this measure is not a non-GAAP measure, please add a footnote disclosure to this table describing how you use this measure and why it is relevant to investors. Alternatively, please revise to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.
     The Bank of Spain requires Spanish banks to identify, among their loan loss provisions, the amount of such provisions corresponding to cover the transfer risk arising from outstanding loans to borrowers in countries falling into certain risk categories established by the Bank of Spain.
     In our Spanish statutory annual report, we present provisions both with and without the country risk portion (as well as our country-risk provisions on a stand-alone basis) in order to comply with the Bank of Spain requirements, utilizing the classification criteria set forth by the Bank of Spain.
     Transfer risk affects balances owed by borrowers in certain countries in local currency while payable in another country; intercompany balances are eliminated in the consolidation process while their corresponding provisions due to the transfer of country-risk remain; hence, “Allowances for impaired assets” are disclosed without these risk provisions in order to reflect the Group’s actual coverage ratio.
     Given the Bank of Spain’s requirements described above, our presentation of the “Allowance for impaired assets (excluding country-risk)” is “required or expressly permitted”, as defined by Item 10(e) of Regulation S-K, by the standard setter (Bank of Spain).
     Additionally, we have considered the guidance of Release 33-8176, in which it states that a non-GAAP financial measure does not include financial measures that are required to be disclosed by GAAP, Commission rules or a system of regulation that is applicable to a registrant. Considering the explanation above, we believe that the “Allowance for impaired assets (excluding country-risk)” is a permissible financial measure.
     We respectfully refer the Staff to information provided in our 2007 Form 20-F (Item 4(B) on page 52 and following) where we explain the policy required by Bank of Spain (Circular 4/04).

Mr. Christian Windsor Securities and Exchange Commission	6	December 15, 2008
     We propose to the Staff to include the enhanced disclosure detailed below in our Form F-4 under the chart on page 15, as footnote No. (9):
     (9) The Bank of Spain requires Spanish banks to identify, among their loan loss provisions, the amount of such provisions corresponding to cover the transfer risk arising from outstanding loans to borrowers in countries falling into certain risk categories established by the Bank of Spain. The following tables set forth our country-risk outstandings and provisions.

	EU — IFRS (*)
					Nine months ended
	Year ended December 31,				September 30,
	2007	2006	2005	2004	2008
	(in millions of euros)
Risk (gross)	844.5	899.1	668.1	1,063.7	171.0
Provisions (country-risk)	124.0	233.5	313.0	275.0	35.5

Risk (net)	720.5	665.6	355.1	788.8	135.5

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
     Comparative Per Share Financial Data, page 19
13.	Please revise to disclose the following related to the pro forma information presented for both the combined companies as well as the pro forma Sovereign equivalents:
•	Disclose the significant assumptions used in preparing the pro forma combined and pro forma Sovereign earnings per share data;
•	Provide a description of the major income statement line items that contribute to the pro forma earnings per share;
•	Discuss the impact of the transaction on each affected income statement line item.
•	Given the material impact on Sovereign’s historical earnings per share, please consider including a condensed tabular disclosure providing a quantification of the pro forma adjustment as it relates to each income statement category with a discussion of the nature of each pro forma adjustment.
     In response to the Staff’s comment, the F-4 has been revised as requested. See pages 21-22.

Mr. Christian Windsor Securities and Exchange Commission	7	December 15, 2008
     Risk Factors
     Santander is exposed to risks..., page 27
14.	Please reword the caption of the second risk factor on page 27. The risk factor appears to be about the risk Santander faces from counterparty default. The caption should say that.
     In response to the Staff’s comment, the F-4 has been revised as requested. See page 30.
     The Transaction
     Background of the Transaction, page 35
15.	You state in the third full paragraph on page 48 that, in light of the Investment Agreement restrictions, Sovereign advised Barclays that no alternative purchase transaction was reasonably available to Sovereign. Please revise the “Background of the Transaction” section to discuss at what point and under what circumstances Sovereign representatives came to this conclusion and how it influenced Sovereign’s consideration of strategic alternatives.
     In response to the Staff’s comment, the F-4 has been revised as requested. See page 45.
16.	Please revise the third paragraph on page 36 to discuss the reason underlying the determination of the Sovereign board of directors not to accept the May 7, 2008 proposal from Santander and to approve the underwritten equity and debt offerings instead.
     In response to the Staff’s comment, the F-4 has been revised as requested. See pages 39-40.
17.	We note the disclosure on pages 36 and 37 regarding the market developments between July and October 2008 and the statement in the fourth paragraph on page 37 that such developments exacerbated the already significant pressures on Sovereign. Please revise to address with greater specificity how the market developments affected Sovereign during this time period.
     In response to the Staff’s comment, the F-4 has been revised as requested. See pages 40-41.

Mr. Christian Windsor Securities and Exchange Commission	8	December 15, 2008
18.	You include disclosure on pages 37 and 38 regarding the receipt by Sovereign of two letters from a third party indicating interest in a transaction with Sovereign. Please revise to discuss the specific types of transactions considered in such letters and the reasons underlying the decision of the Sovereign board of directors not pursue a transaction with this third party.
     In response to the Staff’s comment, the F-4 has been revised as requested. See pages 41-43.
19.	You state in the third paragraph on page 39 that Sovereign waived any potential breach by Santander of the Investment Agreement for a “limited period of time”. Please revise to disclose term of the waiver and whether Sovereign sought or received any consideration for granting the waiver or a reciprocal waiver of the provisions limiting Sovereign from negotiating with third parties.
     In response to the Staff’s comment, the F-4 has been revised as requested. See pages 43-44.
20.	Please revise the fifth paragraph on page 40 to list the strategic alternatives available to Sovereign other than the proposed Santander transaction as discussed by Barclays at the meeting on October 12, 2008.
     In response to the Staff’s comment, the F-4 has been revised as requested. See page 45.
21.	We note the disclosure on page 7 of the Form 6-K filed by Santander on November 10, 2008 that the Capital and Finance Committee of the Sovereign board of directors requested that Santander consider acquiring the 75.65% of Sovereign that it did not own. We also note that the “Background of the Transaction” section of the prospectus does not contain similar disclosure. Please revise the prospectus to clarify, if accurate, that such a request was made.
     In response to the Staff’s comment, Santander respectfully advises the Staff that the disclosure on page 7 of the Form 6-K filed by Santander on November 10, 2008 refers to the letter that Sovereign sent to Santander on October 9, 2008 advising Santander that Sovereign would not view any discussions that occurred during a limited period of time concerning a potential transaction with Santander or any proposal that Santander might make, including a proposal for a transaction such as the transaction contemplated by the transaction agreement, as a violation of the terms of the Investment Agreement. This letter is discussed on pages 43-44 of the Amendment.

Mr. Christian Windsor Securities and Exchange Commission	9	December 15, 2008
     Sovereign’s Reasons for the Transaction..., page 41
22.	We note your reference on page 42 to the recent precedent transactions in which the regulatory agencies forced a supervised transaction. Please advise, with a view towards revised disclosure, whether Sovereign had received any indications from its regulators that a regulatory action, including a supervised transaction, was being considered.
     In response to the Staff’s comment, the F-4 has been revised as requested. See page 47.
23.	It appears that a number of the analyses performed by Barclay’s in preparing its fairness opinion produced valuation ranges that exceeded the implied value of the merger with Santander. Please revise this section to note if the Sovereign board considered these valuations in determining to recommend that the shareholders vote for the merger.
     In response to the Staff’s comment, the F-4 has been revised as requested. See page 47.
     Opinion of Barclays, Financial Advisor to Sovereign, page 46.
24.	Please provide any presentation, memo, report or other material provided to the Sovereign board of directors by Barclays related to the valuation or fairness of the transaction other than the opinion included in the registration statement.
     Counsel to Barclays has advised Santander that the presentation material provided by Barclays for delivery to the board of directors of Sovereign in connection with its fairness opinion and summarized under the caption “Opinion of Barclays, Financial Advisor to Sovereign” is being provided to the Staff under separate cover by counsel to Barclays on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, counsel to Barclays has also advised Santander that counsel to Barclays has requested that these materials be returned promptly following completion of the Staff’s review thereof. Counsel for Barclays has further advised Santander that, by separate letter, counsel for Barclays has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Mr. Christian Windsor Securities and Exchange Commission	10	December 15, 2008
25.	You qualify the description of the opinion of Barclays by reference to the opinion. Please revise to indicate that the description is a summary of the material terms of the opinion, and revise the description to include all material terms, if necessary.
     In response to the Staff’s comment, the F-4 has been revised as requested. See page 51.
26.	Please describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Barclays or its affiliates and Sovereign or its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.
     In response to the Staff’s comment, the F-4 has been revised as requested. See pages 57-58.
27.	Please disclose how the “aggregate transaction consideration” will be calculated for purposes of the contingent cash fee payable to Barclays upon completion of the transaction. Please also provide an estimate of the amount of the contingent fee based on the information available as of the latest practicable date.
     In response to the Staff’s comment, the F-4 has been revised as requested. See page 58.
     Litigation Related to the Transaction, page 63
28.	To the extent material, please add risk factor disclosure addressing the litigation related to the transaction.
     Santander and Sovereign respectfully advise the Staff that they do not believe the litigation relating to the transaction presents a material risk and therefore a risk factor in this regard has not been added to the Amendment.
     Description of Santander Ordinary Shares
     Meetings and Voting Rights, page 100
29.	You indicate that holders of your shares must be “current in the payment of capital calls” and have their shares duly registered in order to attend shareholders meetings. Please explain what “payment of capital calls” is and whether it would apply to ADS holders as well.

Mr. Christian Windsor Securities and Exchange Commission	11	December 15, 2008
     In response to the Staff’s comment, the F-4 has been revised as requested. See page 107.
     Additionally, Santander respectfully advises the Staff that under Spanish corporate law, capital calls may be made in respect of shares that are not yet fully paid-up and that the payment of these capital call amounts by the shareholder allows the shares to become fully paid-up.
     All of Santander’s currently-issued ordinary shares are fully paid-up and those ordinary shares to be issued to Sovereign shareholders (including those ordinary shares underlying the Santander ADSs to be delivered to Sovereign shareholders) will be fully paid-up at the time of issuance. As a result, the reference to being “current in the payment of capital calls” is not applicable and the Amendment reflects that the reference to being “current in the payment of capital calls” has been deleted.
     Where You Can Find More Information
     Incorporation of Certain Documents by Reference, page 117
30.	We note that you have only incorporated by reference two Current Reports on Form 8-K filed by Sovereign in 2008. Please revise to incorporate by reference all reports filed by Sovereign pursuant sections 13(a) or 15(d) of the Exchange Act since the end of the last fiscal year. Refer to Item 11(a)(2) of Form F-4.
     In response to the Staff’s comment, the F-4 has been amended as requested. See page 124.
31.	We note you have elected to incorporate by reference certain documents filed under the Exchange Act subsequent to the date of the prospectus. With respect to Santander filings, please refer to Item 11(b)(3) of Form F-4 and revise accordingly. Please also revise this section to clearly state that filings made between the date of the initial registration statement and the date of effectiveness will be incorporated by reference. Refer to Interpretation H.69 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.
     In response to the Staff’s comment, the F-4 has been amended as requested. See page 124.
     Sovereign Form 10-Q for the Period Ended September 30, 2008
     (11) Business Segment Information, page 21

Mr. Christian Windsor Securities and Exchange Commission	12	December 15, 2008
32.	We note that you have reorganized your segments in the current year and assigned the majority of your goodwill to your Retail Banking Group. Please tell us the following:
•	Please tell us in detail how you considered the guidance of paragraph 36 of SPAS 142 in determining that the majority of your goodwill should be assigned to the Retail Banking Group and describe in detail your process for the assignment of goodwill in connection with your segment reorganization.
     For purposes of the responses to comments 32 through 34, all references to “we”, “us”, “our” and similar references shall be a reference to Sovereign.
     We considered the guidance of paragraph 36 of SFAS 142 and determined that the assets and liabilities moved between our reporting units had no or negative fair value and therefore no goodwill re-allocation was necessary.
     In forming our conclusion, we determined the following:
     1. No goodwill impairment existed in any of our pre-reorganization segments1 based on a goodwill impairment evaluation performed immediately prior to our reorganization.
     2. The impact of the assets, liabilities and operations transferred out of our NY Metro banking segment and our Shared Services Commercial segment were inconsequential to the overall performance of those segments prior to the transfer.
     3. The combination of our banking segments into one combined segment called “Retail Banking” represented the aggregation of the New England, NY Metro, and Mid Atlantic banking segments, and therefore the goodwill of these three reporting units should be aggregated into the Retail Banking unit.
     Below provides the timeline and details of the reorganization, and the detailed analysis that caused us to form the conclusion above.
2008 Reorganization
     During the first quarter 2008, as disclosed in the first quarter Form 10-Q, certain changes to our executive management team and organizational structure were made which changed how our CEO and executive management team measured and assessed business performance. In the second quarter, we completed the process of updating our business unit profitability system to reflect our new organizational structure and how our chief operating decision maker evaluated business performance. The reorganization was designed to align our

[1]	We previously determined that our segments met the definition of a “reporting unit” as defined by SFAS 142. Within this response, we use the term “reporting unit” and segment interchangeably.

Mr. Christian Windsor Securities and Exchange Commission	13	December 15, 2008
     businesses around the type of customer served by Sovereign. Because we changed the way in which we looked at our business, we changed our segments for financial reporting purposes as required by FAS 131, Disclosures about Segments of an Enterprise and Related Information, which also caused us to re-assign our goodwill balances in accordance with FAS 142, Goodwill and Other Intangible Assets.
     The reorganization had the following impact on our pre-reorganization segment level financial statements:
•	Combined our three geographical banking segments into one segment called “Retail”;
•	Renamed our “Shared Service Commercial” segment to “Commercial Lending”;
•	Renamed our “Shared Service Consumer” segment to “Corporate Specialty”;
•	Moved our National Commercial Real Estate Lending (NCREL) portfolio, associated funding and certain of its origination and servicing activities from the Retail segment (formerly in the NY Metro Banking segment) to the Corporate Specialty Segment
•	Moved our Commercial Auto Floor Plan Lending (Floor Plan) portfolio, the associated funding, and certain of its origination and servicing activities from the Commercial Lending segment to the Corporate Specialty Segment;
•	Moved certain commercial loans and the associated funding from the Retail segment (formerly in the three banking segments) to the Commercial Lending segment.
Pre — Reorganization Segments
     Following is a summary of our pre — reorganization segment composition:
Banking Divisions
     New England and New England and Mid Atlantic Banking segments — These segments consisted of our New England and Mid Atlantic banking divisions, all comprised of the same retail banking product offerings, differentiated only by geographies and separate leadership structures. These banking divisions operate our neighborhood branch banking system and offer a wide range of products and services to customers and attracted deposits by offering a variety of deposit instruments including demand and NOW accounts, money market and savings accounts, certificates of deposits and retirement savings plans as well as offering certain consumer loan products such as home

Mr. Christian Windsor Securities and Exchange Commission	14	December 15, 2008

equity loans directly through our branch network. Additionally, our banking divisions include certain commercial loans that were originated through our branch network. The New England and Mid Atlantic segments had $608 million and $658 million of goodwill, respectively prior to the reorganization.
     NY Metro Banking segment — Our former NY Metro Banking segment was formed in 2006 in connection with our acquisition of Independence Community Bancorp, This segment was primarily comprised of the net assets of Independence, and related goodwill, and substantially all of Sovereign’s New Jersey banking offices. The product composition of the NY Metro segment was similar to the aforementioned banking segments with the addition of the acquired Independence National Commercial Real Estate Lending portfolios, which was comprised primarily of the Independence multifamily lending portfolio. Total goodwill prior to the reorganization in this segment was approximately $2.7 billion, which was net of a $943 million goodwill impairment charge recorded in the 4th quarter of 2007. Such charge was due to the significant drop in 2007 market valuations for financial institutions, as well as lower than anticipated growth for this segment.
     Prior to the reorganization the three banking divisions had an aggregate $3.1 billion of goodwill or approximately 90% of the Company’s total recorded goodwill balance. We determined in previous years that each of these divisions were individual segments under SFAS 131.
     Shared Services Consumer segment — Our Shared Services Consumer segment was comprised primarily of our mortgage banking group, our correspondent home equity business, and our indirect automobile group. During our impairment evaluation in the 4th quarter of 2007, we recorded a goodwill impairment charge of $634 million related to this segment, which represented the entire reporting unit goodwill balance.
     Shared Services Commercial segment — Our Shared Services Commercial segment provided asset backed lending products, commercial real estate loans, automobile dealer floor plan loans, leases to commercial customers, and small business loans, as well as ancillary cash management and capital markets services to Sovereign customers. The Shared Services Commercial segment had goodwill of $341 million prior to the reorganization, approximately 10%, of the Company’s total goodwill at that time. We did not identify any goodwill impairment in this reporting unit during our December 2007 goodwill evaluation.
     Other segment — Our Other segment included our investment portfolio and earnings thereon, the Company’s short term borrowings and long term debt and related interest expense, minority interest expense, amortization of intangible assets, merger-related and integration charges and certain unallocated corporate income and expenses.

Mr. Christian Windsor Securities and Exchange Commission	15	December 15, 2008
     A summary of our segments and related goodwill amounts at December 31, 2007 is as follows:

	New England Banking Division	Mid- Atlantic Banking Division	New York Banking Division	Shared Services Commercial	Shared Services Consumer	Other
Goodwill — 1/1/07	$688,079	$658,006	$2,683,487	$341,601	$634,012	$—
Goodwill impairment in 2007	—	—	(942,764)	—	(634,012)	—
Other	109	—	(2,272)	—	—	—
Goodwill — 12/31/07	$688,188	$658,006	$1,738,451	$341,601	$—	$—
Total of Banking Divisions.		$3,084,645
Aggregation of the Banking Divisions
     Upon reorganization, we combined the New England, NY Metro, and Mid Atlantic banking segments. Prior to the reorganization and under our previous management structure, our strategy was to operate and evaluate these three segments with individual segment presidents and profitability metrics. Each segment president reported directly to the Chief Operating Decision Maker, who was the CEO. While utilizing a consistent operating platform, each segment had relative autonomy, and its strategies, including pricing and marketing, were under the direction of the segment president. The reorganization was done in part to create more consistency throughout our entire retail franchise and create one consolidated retail market strategy. As part of the executive realignment, we hired a person and created the position of Chief Retail Officer in charge of the retail banking segment who has primary strategy setting authority. This retail head currently reports directly to the CEO. Accordingly, we believe it is appropriate to aggregate the three previous reporting units into one reporting unit for goodwill impairment testing purposes.
     Application of FAS 142, Paragraph 36 to the Transfer of Assets, Funding and Certain Operations between Segments
     For those assets, funding and certain operations that we transferred between segments, we considered the guidance in paragraph 36 of SFAS 142 which states:
          “When an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, the guidance in paragraphs 32 and 33 shall be used to reassign assets and liabilities to the reporting units affected. However, goodwill shall be reassigned to the reporting units affected using a relative fair value allocation approach similar to that used when a portion of a reporting unit is to be disposed of (refer to paragraph 39). For example, if existing reporting unit A is to be integrated with reporting units B, C, and D, goodwill in reporting unit A would be assigned to units B, C, and D based on the relative fair values

Mr. Christian Windsor Securities and Exchange Commission	16	December 15, 2008
          of the three portions of reporting unit A prior to those portions being integrated with reporting units B, C, and D.”
     In determining the fair value of those assets, funding and certain operations related to the National Commercial Real Estate Lending portfolio transferred from our New York Metro segment and the Floor Plan Lending transferred from the Shared Services Commercial segment, both to our Corporate Specialty segment, we concluded that the amounts transferred had no fair value associated with them, and consequently the application of paragraph 36 would assign no goodwill to the portion of the reporting unit transferred. We considered the following in forming this conclusion:
     National Commercial Real Estate Lending — These assets, funding and the portion of its operations transferred are comprised of very low margin multifamily and class C real estate properties primarily in the five borough New York city area. While these loans historically have experienced very low credit losses, this type of loan product requires significant amounts of capital and has low margins without customer cross selling opportunities. The market demand for this type of product has significantly deteriorated due to the current financial environment, combined with the longer term implications to the commercial real estate securitization market. Concurrent with the transfer, we made the decision to de-emphasize this product because of its low return on investment.
     At March 31, 2008, immediately before the reorganization, the aggregate fair value of the NY Metro segment was $1.5 billion, of which we estimate that the National Commercial Real Estate Lending represented a negative $48 million. Accordingly, under paragraph 36 of SFAS 142, no goodwill should be associated with the portion of the segment transferred.
     Supplementally, this operation has in fact been impacted significantly by current economic conditions and through the first nine months of 2008, net income was $300 thousand.
     Floor Plan Lending — These assets, funding and the portion of it operations are comprised of our dealer floor plan lending product which provides inventory financing to domestic and foreign dealerships. While historically experiencing very low credit losses, it is a very low margin product and the implications of the deteriorating U.S. auto industry have caused this portfolio and its operations to be of no value to the organization.
     At March 31, 2008, immediately before the reorganization we estimated the fair value of the Floor Plan Lending portion of Shared Services Commercial segment represented only $9 million. Accordingly, we did not assign any goodwill to the Floor Plan Lending portion because its fair value was diminimus to the overall fair value of that segment.

Mr. Christian Windsor Securities and Exchange Commission	17	December 15, 2008
     Supplementally, we have observed that through the first 6 months of 2008, the floor plan lending operations recorded net income of only $4.9 million. We recently publically announced that we are not renewing our lines with existing customers and are exiting the business as the loans run off.
     Commercial Loan Transfer — We transferred certain commercial loans that previously had been included in our pre-reorganization banking segments into our post —reorganization Commercial Lending segment. Because these were a portfolio of individual loans and the related funding without any operations, no goodwill should be assigned to them. The loan servicing for these loans was historically and prospectively in the Commercial Lending segment.
     The composition of the Other segment did not change as a result of the reorganization and includes earnings from the investment portfolio, interest expense on Sovereign’s borrowings and other debt obligations, minority interest expense, amortization of intangible assets and certain unallocated corporate income and expenses. There were no changes made to this segment in 2008. The Other segment did not have any goodwill prior to the re-organization and does not have any goodwill after the re-allocation.
Reallocation
     We want to draw to the Staff’s attention that during the final preparation of our September 30, 2008 Form 10-Q, we had determined that our internal models had inappropriately calculated a reallocation of goodwill, which caused a transfer of goodwill of $97 million from the Commercial Lending to the Retail segment. We had identified this as part of the preparation of our third quarter Form 10-Q and determined that the goodwill allocated to our segments as disclosed in our footnotes was materially correct. More importantly, we determined that this fact had no impact on our June 30 or September 30 impairment conclusion for our Commercial Lending segment. Because there was clearly no impact to our impairment analysis, and did not impact our primary financial statements, and because substantially all of the goodwill is in the Retail Banking segment as we disclosed in our financial statements, we did not adjust our disclosure in our 10-Q pending additional review of this immaterial amount. We intend to revise our segment goodwill amounts in our year end financial statements as follows:
•	Retail Banking goodwill should decrease by $97 million to $3.2 billion;
•	Commercial Banking goodwill should increase by $97 million to $341 million.
     Supplementally, we have formally re-performed our June 30 and September 30, 2008 goodwill impairment analysis and determined that we do not

Mr. Christian Windsor Securities and Exchange Commission	18	December 15, 2008

have goodwill impairment in the Commercial Banking segment for the reasons articulated in our September 2008 Form 10-Q.
•	Please revise to more clearly disclose how you determined that no goodwill should be assigned to the Corporate Specialties Group and only a small amount of goodwill should be allocated to the Commercial Lending Segment. Clarify if each reporting unit contained in these segments has incurred significant losses in the current year.
     See response above for re-assignment of goodwill to our segments. We intend to include the following additional discussion in future filings:
“The Commercial Lending Segment is similar to our prior Shared Services Commercial segment with the exception of the automobile floor plan lending group which was transferred to the Corporate Specialties Group. The automobile floor plan lending business is a low margin business with negative valuations in the marketplace today given the credit environment in 2008 and the uncertainty of the auto-making industry. Accordingly, no goodwill was assigned to this operation. The Commercial Lending Division’s goodwill balance of $341 million is unchanged from the goodwill balance of the Shared Services Commercial Segment prior to the re-organization.
     The Corporate Specialties Group segment is primarily comprised of our mortgage banking group, our New York multi-family and national commercial real estate lending group, our automobile dealer floor plan lending group and our indirect automobile lending group. It also provides capital market services and cash management services. During 2007, we had written off all of the goodwill for our Shared Services Consumer segment and there was no goodwill associated with the asset, liabilities, and certain operations that were transferred into the Corporate Specialties Group.
     Given credit conditions in 2008, both the corporate specialty and commercial lending units have incurred losses in the current year.
•	Please provide us with the details of the analysis performed to support the reallocation of the goodwill to the reporting units.
     See the response to the first bullet above.
•	Please tell us how you determined that use of a discounted cash flow analysis was the most appropriate

Mr. Christian Windsor Securities and Exchange Commission	19	December 15, 2008
model for determining the fair value of your reporting units considering that you utilized three different approaches to determine impairment during 2007.
     On October 13, 2008, Santander agreed to purchase the remaining 76.1% share of the Company that it did not own. Under the terms of the Transaction Agreement, each Sovereign share will be converted into 0.2924 shares of Santander common stock (subsequently adjusted to 0.3206) once the transaction closes in the first quarter of 2009. Based on the closing price of Santander stock on the announcement date, the transaction valued Sovereign at approximately $2.5 billion or $3.81 per share.
     In light of the transaction, we performed our goodwill impairment valuation model at September 30, 2008 but only utilized the discounted cash flow valuation approach since no acquisition premium was paid by Santander (i.e. the agreed upon price equaled Sovereign’s closing stock price on the Friday before the deal was announced).
     Our discounted cash flow analysis does not incorporate a control premium and historically results in the lowest valuation of all three approaches.
     Our discounted cash flow analysis and related goodwill models resulted in an aggregate fair value of the Company of approximately $2.6 billion which was consistent with the consideration offered by Santander of $2.5 billion or $3.81 per share and also consistent with our share price at September 30, 2008 of $3.95 per share.
•	Please tell us the dates and results of any interim impairment testing done since your last annual impairment test.
     We performed a goodwill impairment analysis at March 31, 2008 (on the old reporting unit basis), June 30, 2008, and September 30, 2008. Other than the Commercial Lending step 1 impairment indicator referenced in our third quarter 2008 Form 10-Q, all of these impairment tests indicated that the fair value of our reporting units was in excess of book value and accordingly goodwill was not impaired.
•	If you did not test your goodwill for impairment as of March 31 and June 30, 2008, please provide us with your analysis by which you concluded that no test was warranted based on the guidance of paragraphs 26-29 of SFAS 142.
     Please see the response to the bullet immediately above.

Mr. Christian Windsor Securities and Exchange Commission	20	December 15, 2008
•	Please tell us the assumptions used in your discounted cash flow analysis in determining the fair value of your reporting units for impairment testing purposes.
     Key assumptions used in our discounted cash flow analysis include spreads earned on loans and deposits, credit loss rates, growth rates and discount rates. A summary of our key assumptions at September 30, 2008 is as follows:

	Retail	Commercial	Corporate Specialty
Discount Rate	10%	10%	10%
Growth Rate	4%	4%	4%
Terminal Growth	3%	3%	3%
Spread	2.67%	2.31%	2.38%
Annualized Credit losses	1.23%	1.59%	1.10%
Tax Rate	36.50%	36.50%	36.50%
     For each operating segment impairment evaluation, we applied the above assumptions to our current year segment results as the starting point to develop future earnings projections. We believe this is most appropriate because it considers the most recent credit loss performance of our portfolios. For example, throughout 2008, our credit losses have increased, which has caused our segment pretax income to decrease. This has caused our future income projections to decline versus previous years, which in turn lowers the overall implied value of those operating segments impacted by credit performance.
•	Please tell us the basis used to allocate the Intersegment revenue (expense) between the reporting units. Identify any changes made to your allocation methodology during the last two years.
     We have an asset liability management system that utilizes a matched funds pricing methodology to allocate intersegment revenue and expense and generate our segment financial information. Under this model, each tangible interest earning asset held is charged the Company’s funding cost for a similar duration liability. Similarly, each deposit liability is credited a risk free return for funding an asset of similar duration. For example, a 10 year loan would be charged a funding cost of a 10 year interest bearing liability. Because our assets typically carry an interest rate higher than our borrowing cost, the difference between the asset yield and the funding cost allocated represents a net “spread”. Using this methodology, segments that have a significant amount of tangible interest earning assets without tangible interest bearing liabilities (such as our Commercial Lending and Corporate Specialty segments) are charged a borrowing cost using this methodology. Conversely, segments that have significant tangible interest bearing liabilities without tangible interest earning assets (such as the Retail Banking segment) are “credited” interest income because they are providing funding to the other operating segments in the Company. We believe

Mr. Christian Windsor Securities and Exchange Commission	21	December 15, 2008

that the use of a matched funds pricing methodology is common in financial institutions of similar size.
     We have utilized this methodology consistently during the last two years.
•	We note you allocated certain of the other-than-temporary impairment charges to the Other segment. Please tell us how you made the determination this allocation was appropriate and was consistently applied. Tell us the reporting unit and segment in which the interest income and dividends on these securities was historically reported.
     The investment portfolio does not relate to the operations of the business segments (Retail, Commercial, or Corporate Specialties) nor do we believe that it would be considered by a third party when determining the fair value of our business segments. Accordingly, we do not allocate investments from our other Segment to the business segments. Therefore the “Other” segment currently includes and historically has included the investment portfolio and the related interest and dividend income and is managed by the corporate treasury department. We have consistently included all activity related to the investment portfolio, including other than temporary impairment charges, in our “Other” segment in our historical financial statements.
•	Please tell us how you allocated the fair value of the company as a whole determined by use of the consideration to be paid by Santander to your individual reporting units for impairment testing purposes.
     Based on the closing price of Santander stock on the announcement date, the transaction valued Sovereign at approximately $2.5 billion or $3.81 per share. Additionally, at September 30, 2008 our common stock price was $3.95 per share.
     At September 30, 2008, our valuation model indicated the following values for our reportable segments:

	Retail	Commercial	Specialties	Other	Total
Fair value discounted cash flow	$3,736,652	$(540,359)	$(1,532,029)	$975,103	$2,639,367

Mr. Christian Windsor Securities and Exchange Commission	22	December 15, 2008
     We note that our model valued the Company at approximately $2.6 billion which was consistent with the consideration offered by Santander of $2.5 billion or $3.81 per share and also consistent with our share price at September 30, 2008 of $3.95 per share.
     As disclosed in our 3rd quarter Form 10-Q, we performed a step 2 purchase price allocation for our commercial segment and concluded that our goodwill was not impaired. This was due to the fact that a significant discount would be required to be recorded on the commercial loans that reside in this reporting unit which caused the implied fair value of goodwill to be substantially in excess of its allocated goodwill amount. The significant discount on the commercial loan portfolio is a result of current market and credit conditions which has caused spreads on commercial loans in the marketplace to widen dramatically.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Provision for Credit Losses, page 38
33.	Given the current economic environment discussed on page 38 related to your residential construction and commercial loan portfolios, please tell us and revise future filings to disclose whether you evaluate interest income accrued on loans with interest reserves for collectibility prior to maturity. Please tell us and revise your future filings to disclose how you monitor these loans on an ongoing basis for deterioration in credit quality.
     Sovereign’s construction lending portfolio was approximately $2.6 billion, or 5% of our total lending portfolio as of September 30, 2008. Sovereign uses interest reserves on a portion of the construction lending portfolio. We evaluate the collectability of loans with interest reserves as part of our credit review process. Given current conditions in the housing and construction market our entire construction lending portfolio was reviewed in 2007 and 2008. As a part of this review, each individual loan was analyzed and segregated by risk according to our internal risk rating system. We are cognizant that some of our construction loans are in current status purely because of the drawing of interest reserves, and therefore our reviews of these credits contemplate overall collateral value, lease up or single unit sales, borrower cash flow considerations and, if applicable, guarantor capacity when performing specific loan reviews. On an ongoing basis, we monitor the credit quality of loans by evaluating delinquency rates, reassessing our internal risk ratings, and assessing the overall performance of the portfolio with consideration of general and economic conditions. In future filings, we will disclose how we monitor these loans for deterioration in credit quality.

Mr. Christian Windsor Securities and Exchange Commission	23	December 15, 2008
     Allowance for Credit Losses, page 48
34.	We note your disclosure on page 49 related to the credit default swap you entered into during 2006 for a portion of your residential real estate loan portfolio. Please address the following:
•	Tell us how you have considered the financial strength and likelihood of payment from the counterparty in the event of a credit default.
     Bank of America, N.A. (Bank of America) acts as the Forward Delivery Agreement Provider in the synthetic securitization transaction. Bank of America holds the proceeds generated from the initial issuance of the bonds and is the party who would be required to make payments to Sovereign if claims reimbursement requests were made. Bank of America’s current Standard & Poor’s and Moody’s Issuer Ratings are AA and Aaa, respectively. At a minimum, we evaluate the financial strength and likelihood of payment from Bank of America on a monthly basis by determining if they have been downgraded by the rating agencies and by assessing information they have disclosed to the public. Given Bank of America’s financial strength, we believe any future claims for reimbursement would be paid.
•	Tell us how you consider the credit default swap in your determination of the allowance for loan losses.
     As discussed in our Form 10-Q, as of September 30, 2008 under the terms of the credit default swap Sovereign is responsible for the first $4.7 million of losses on the remaining loans in the structure which totaled approximately $3.0 billion at September 30, 2008. Sovereign is reimbursed for the next $53.7 million of losses under the terms of the credit default swap. Losses above $58.4 million are borne by Sovereign. This credit default swap term is equal to the term of the loan portfolio.
     Since the credit default swap has been in place since June 2006, this portfolio has incurred losses of approximately $493,000 through September 30, 2008, due to the strong credit quality of the portfolio. As of October 31, 2008, the weighted average FICO for the portfolio was 748 as compared to the weighted average FICO of the original pool of 743. Additionally, the weighted average Cumulative Loan to Value (CLTV) for the portfolio was 64.25% as compared to the CLTV of the original portfolio of 65%.
     As of September 30, 2008, the allowance for loan loss for the portfolio was $3.2 million, which is approximately $1.5 million below the level where Sovereign can be reimbursed for claims. As a result, the credit default swap has not yet been considered in our determination of the allowance for loan loss. However, should in the future our expectation of losses exceed the amount for

Mr. Christian Windsor Securities and Exchange Commission	24	December 15, 2008

which we can be reimbursed for claims, we will not consider the impact of the credit protection in our calculation of the allowance for loan losses because we believe the credit protection obtained is independent of the allowance setting process.
     We have not yet requested reimbursement for portfolio losses as losses have not yet reached the level ($4.7 million) in which we can request reimbursement from Bank of America. As a result, payments have not been factored into to our allowance for loan losses. In the event that we do reach the level in which reimbursement can be requested and obtained, we believe that the appropriate income statement classification is within miscellaneous income within the non-interest income portion of our income statement because we believe the credit protection should be separate from the underwriting/lending process.
•	Tell us how you account for claims arising as a result of a credit default and how you consider these payments in your determination of the allowance for loan losses.
     Please see the response to the bullet immediately above.
•	Please quantify what your losses on these loans have been to date, the amount of losses for which you have been reimbursed, the amount of claims currently receivable and where you report these items in the income statement.
     Please see the response to the bullet immediately above.

Mr. Christian Windsor Securities and Exchange Commission	25	December 15, 2008
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     If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at 212-450-4529 or fax: 212-450-3529.

Very truly yours,

/s/ Diane Kerr
Diane Kerr
cc:	José Antonio Álvarez Banco Santander, S.A. Ciudad Grupo Santander Avda. de Cantabria, s/n 28660 Boadilla del Monte Madrid, Spain

Thomas C. Janson Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005